Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-12

under the Securities Exchange Act of 1934

Subject Company: CF Industries Holdings, Inc. (SEC File No. 001-32597); OCI N.V.

SEC File No. of

Registration Statement on Form S-4 filed by

CF B.V.: 333-207847

Date: March 2, 2016

Investor Presentation Spring 2016 NYSE: CF 3/2/2016

2 Note Regarding Non-GAAP Financial Measures The company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes that EBITDA, adjusted EBITDA, adjusted net earnings, and adjusted net earnings per diluted share, which are non-GAAP financial measures, provide additional meaningful information regarding the company's performance and financial strength. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the company's reported results prepared in accordance with GAAP. In addition, because not all companies use identical calculations, EBITDA included in this communication may not be comparable to similarly titled measures of other companies. Reconciliations of EBITDA, adjusted EBITDA, adjusted net earnings, and adjusted net earnings per diluted share to the most directly comparable GAAP measures are provided in the tables accompanying this presentation.

Safe Harbor Statement All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” or “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses (the “ENA Business”) and the future performance and operation of the strategic venture with CHS Inc. (the “CHS Strategic Venture”); statements about future strategic plans; and statements about future financial and operating results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, risks associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement with CHS Inc. over the life of the supply agreement and risks that any challenges related to the CHS Strategic Venture will harm the Company’s other business relationships; the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company may not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned, on budget or at all; risks associated with expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; potential liabilities and expenditures related to environmental, health and safety laws and regulations and permitting requirements; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with the Company’s Point Lisas Nitrogen Limited joint venture (“PLNL”); acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness. Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; the effect of future regulatory or legislative actions on the new holding company (“New CF”), the Company and the ENA Business; risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that governmental or regulatory actions delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the Company and the ENA Business are subject to business uncertainties and contractual restrictions while the OCI Transaction is pending (including the risk that the Company is limited from engaging in alternative transactions and could be required in certain circumstances to pay a termination fee); the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the ENA Business are unable to retain and hire key personnel; the risk that closing conditions related to the Natgasoline joint venture may not be satisfied; the risk that the Company, New CF and the ENA Business will incur costs related to the OCI Transaction that exceed expectations; the risk that the businesses of the Company and the ENA Business will not be integrated successfully; the risk that the cost savings and any other synergies from the OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the ENA Business or the Company, may not be available on a timely basis and on reasonable terms; unanticipated costs or liabilities associated with the OCI Transaction-related financing; the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations; risks associated with New CF’s management of new operations and geographic markets; and the risk that the ENA Business is unable to complete its current production capacity development and improvement projects on schedule as planned, on budget or at all. More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission (the “SEC”), including CF Industries Holdings, Inc.’s most recent annual report on Form 10-K, which is available in the Investor Relations section of the Company’s web site. Please refer to the Risk Factors section of the Registration Statement on Form S-4 filed with the SEC by CF B.V. (SEC File No. 333-207847) for a description of additional factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements. Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. 3

4 No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information CF B.V. (“New CF”) has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-207847) that includes a preliminary proxy statement of CF Industries Holdings, Inc. (“CF Industries”) and a preliminary shareholders circular of OCI N.V. (“OCI”), each of which also constitutes a preliminary prospectus of New CF. The registration statement has not been declared effective by the SEC. The definitive proxy statement/prospectus will be delivered to CF Industries shareholders and the definitive shareholders circular/prospectus will be delivered to OCI shareholders as required by applicable law after the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542. Participants in the Solicitation CF Industries and New CF and their respective directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015 and CF Industries’ Current Report on Form 8-K filed with the SEC on September 8, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC by New CF.

Driving Increased Cash Flow Capacity Per Share

CF Industries

- Increased cash flow capacity as measured by N/1000 shares by 173% since 2010
- Capacity projects underway are expected to increase total N capacity by 25%
- Repurchased 131.8 million shares since the 2010 Terra acquisition



CF Industries Nitrogen Volumes and Shares Outstanding
Upside from Potential Future Buybacks
Nitrogen Capacity Per 1000 Shares
Share Count
Annual Nitrogen Equivalent Tons per 1,000 Shares Outstanding
Shares Outstanding (in millions)
40
35
30
25
20
15
10
5
0
400
350
300
250
200
150
100
50
11
17
24
30
(6)
35(5)(7)
2010 Pre-Terra Acquisition (1)
2010 Post-Terra Acquisition
Executed Growth (2) (as of 12/31/13)
CF Fertilisers UK (3) (as of 12/31/15)
Capacity Expansion Projects (4) (by end of 2016)

Production Capacity (nutrient tons in millions)	2.6	6.2	6.7	7.1	8.1(7)

(1) *Excludes 34% of Canadian Fertilizers Limited (CFL) that was owned by Viterra. CFL operations were treated as a consolidated variable interest entity in CF Industries Holdings, Inc. financial statements.*
(2) *Acquisition of all outstanding interests in CFL closed April 30, 2013 and ammonia debottleneck projects that were completed from January 2011 through December 2013.*
(3) *Acquisition of remaining 50% interest in CF Fertilisers UK from Yara.*
(4) *Capacity expansion projects at Donaldsonville, LA and Port Neal, IA with anticipated completion of both projects by end of 2016.*
(5) *Assumes completion of the capacity expansion projects but gives no effect to potential share repurchases.*
(6) *As of December 31, 2015, the company had 233.1 million shares outstanding. On June 17, 2015, CF Industries common stock split 5-for-1. All share and per-share data have been adjusted to reflect the stock split.*
(7) *Production capacity and nitrogen capacity per 1000 shares adjusted to account for the product tons dedicated to the CHS strategic venture.*

5

The global nitrogen cost curve reflects differences in feedstock and logistics costs The monthly shipment range is calculated using consuming regions that represent two-thirds of global demand The cost curve suggests seasonal urea floor prices in the range of $225 to $270 per ton, delivered to the U.S. Gulf Chinese (anthracite coal based) producers are the marginal producer and their costs determine the price floor for most of the year North American Production Costs Remain Well Below Urea Floor Price Range 6 Operating rate adjusted to 95% for all regions. U.S. natural gas price assumed at $2.23/MMBtu, Western and Eastern Europe assumed at $5.80-$6.30/MMBtu, Chinese-Anthracite High assumed at $4.40/MMBtu (~$115/mt of mine mouth coal cost), and Ukraine assumed at $6.30/ MMBtu. Assumes $17-$22 per metric ton of shipping cost to the U.S. Gulf from China and the Middle East. Assumes a $6.55 USD/RMB exchange rate. Source: FERTECON, CRU, Integer, CF 0 100 200 300 $400 North America MENA Western Europe Other FSU Latin America Russia Indonesia China - Advanced Inland Low India China - Advanced Coastal China - Advanced Inland High Southeast Asia South Asia Ukraine Eastern Europe China - Natural Gas Low Lithuania China - Anthracite Low China - Anthracite High China - Natural Gas High Energy (Coal) Energy (N.G.) Other Cash Shipments: 16.5 MM Avg Appx . Monthly Range Freight/Load Appx . Price Range 2016 Monthly Delivered U.S. Gulf Urea Cost Curve (Y - axis: USD/ton, X - axis: Monthly Production Capacity at 95% Operating Rate, million tons) 0 5 10 15 20 21 19.0

North American Producers Remain Highly Profitable

CFIndustries

Illustrative Marginal Ton



Urea Price/Production Cost
In U.S. Dollars Per Ton
$300
$200
$100
$0
$173(3)
$103(3)
$80(3)
$150(3)
Freight/ Loading
Other Cash
Energy
North America- Natural Gas @ $2.00 (1)
North America- Natural Gas @ $3.00 (2)
Chinese Anthracite Producer (High)

= ~60% cash margin for North American producer with $2.00/MMBtu natural gas at marginal producer cost level of $270 per short ton

= ~50% cash margin for North American producer with $2.00/MMBtu natural gas at $200 per short ton market price

- Current pricing on the forward curve suggests CF's cost for natural gas in North America (including hedges) will remain below $3.00/MMBtu for 2016 and beyond

Source: FERTECON, CRU, Integer, CF

(1) North American natural gas cost assumed at an average price of $2.00 per MMBtu based on spot pricing as of 2/12/16.
(2) Assumes a market gas price of $3.00 per MMBtu based on annual averages of NYMEX future contracts between 2016 and 2021, as of 2/12/16.
(3) Cash margin per ton used to illustrate differential between production costs and certain price levels. Does not reflect fixed costs/non-cash operating expenses associated with production economics, EBITDA, and profitability.

7

CHS Strategic Venture

- $2.8 billion equity investment for ~9% of CF's production capacity
- CHS has the right to purchase up to:
  - 1,095,000 tons of urea
  - 580,000 tons of UAN
- Supply agreement tons have an average gross margin that reflects the average gross margin across the entire CF system

Pre-OCI Capacity
('000 tons)

	CF Total Capacity(2)	CHS Agreement
Net NH3	3,675	-
Urea	5,250	1,095
UAN	7,355	580
Other	2,625	-
Total	**18,905**	**1,675**
Percentage	**100%**	**8.90%**



Legend
CF Nitrogen production
Other CF North American production (not part of CF Nitrogen)
Wever, IA Plant (via OCI) potentially added to CF Nitrogen in the future(1)
Nitrogen Demand
0
1,400
(Thousand Nutrient Tons)
PORT NEAL, IA
WOODWARD, OK
YAZOO CITY, MS
DONALDSONVILLE, LA

(1) Subject to transaction close; expected close in 2016.
(2) Total capacity reflects 2014 actual capacity with the addition of the expansion projects at Donaldsonville, LA and Port Neal, IA, as well as 100% of CF Fertilisers U.K. (former GrowHow assets).

8

CF Industries

9 Unparalleled Growth Pipeline Note: Capacity for Beaumont is included on a proportional basis. Excludes Natgasoline capacity. Includes 100% of CF Fertilisers UK capacity and 50% of PLNL capacity. Volume calculation includes Net Ammonia, UAN, Urea, CAN/AN, NPK, DEF, Melamine and Methanol. Expected Completion Date Q2 2016 Q2/Q3 2016 Q3 2016 Q3 2016 ~60% expected increase in CF's production capacity over the next 9 months ~60% Growth (measured in millions of product tons) CAN / NPK: 8% 15.3 2.3 3.6 1.7 1.4 24.3 CF Industries Current Capacity Donaldsonville Included OCI Businesses Current Capacity Wever Port Neal Pro-Forma Including Expansion Projects Melamine: 1% Methanol: 3% AN : 9 % UAN: 37% Net Ammonia: 19% Urea: 23%

Capacity Expansion Update Donaldsonville Urea plant began production in November 2015 and has produced over 230,000 tons of granular urea through January 2016 UAN plant is mechanically complete and in the process of being commissioned Ammonia plant: welding and piping (majority of remaining work/cost) expected to be completed within 8 weeks Port Neal New ammonia and urea plants are expected to be mechanically complete in the second quarter of 2016 10 Ammonia- Donaldsonville Urea- Port Neal

Strong Strategic Logic Continues to Underpin OCI Combination 11 Attractive economics, cash-flow-per-share accretion Expect ~ $500 million in annual after-tax run-rate synergies Expect effective tax rate to drop from ~ 35% to low 20’s% Leverage extensive CF distribution network with Wever production volumes, creating logistical efficiencies and operational synergies Maximize cash-net-back of CF production footprint by enabling the company to efficiently serve the global market Leverage organizational capabilities with volume growth and geographic expansion in core nitrogen business, extension into closely related methanol segment Viewed as credit enhancing by ratings agencies Enable CF to compete on equal footing with global competitors when assets/projects become available for sale

The Premier Global Footprint

- Largest North American producer with unmatched distribution network
- Expect to have a scale Western Europe position with Billingham, Ince and Geleen
- Combining Beaumont with Natgasoline (once completed, and if call option exercised) would make CF the largest North American methanol producer
- Post-OCI, will have an integrated international distribution platform to optimize global flows



Medicine Hat, AB
Courtright, ON
Billingham, UK
Geleen, Netherlands (Geleen)
Port Neal, IA
Woodward, OK
Wever, IA (Wever)
Yazoo City, MS
Ince, UK
Verdigris, OK
Point Lisas, Trinidad
Dubai, UAE (Global Trading / Distribution)
Beaumont, TX (Natgasoline LLC)
Beaumont, TX (OCI Partners)
Donaldsonville, LA
Existing CF Facility
OCI Facility

12

CFIndustries

2017 North America Nitrogen Landscape (‘000 short nutrient tons) Imports Should Continue to Provide Over 20% of North America’s Nitrogen Supply 13 CF Industries Agrium Koch PCS Others Imports Note: Assumes demand growth between 2015 and 2017 is offset by exports of domestic production Source: CF Industries, IFDC, USDOC and TFI Other 0 20 40 60 80 100% NH3 Urea UAN AN 8,000 2,300 850 550 2,350 7,400 CF Agrium Koch 2,050 PCS 1,525 IPL LSB 550 Yara Others Imports 31% 9% 8% 6% 3% 2% 2% 9% 29% North American Supply Share (incl. Imports)

Portfolio of World Class Businesses Being Acquired

- Straightforward integration with nitrogen businesses plugging into existing system
- Management team has proven experience in successful integration (Terra)

	Geleen (Netherlands)	Wever (US, Iowa)	Beaumont (US, Texas)	Global Distribution	Natgasoline (US, Texas)
% Acquired Ownership	100%	100%	~80%	100%	45%
Production Capacity	1.2mstpa of gross ammonia	851kstpa of gross ammonia	375kstpa of gross ammonia 1.0mstpa of methanol	~2.9mstpa volume distributed	1.9mstpa of methanol
Products	Ammonia, UAN, CAN, Melamine	Ammonia, Urea, UAN	Ammonia, Methanol	AS, Urea, Ammonia, UAN	Methanol
Production Timeline	Currently at full production	Q3 2016	Currently at full production	Operating	Q2 2017
Strategic Rationale	♦ Access new region with a high quality, large scale operating asset ♦ Addition of a distribution network in Europe ♦ Synergies with recently acquired GrowHow ♦ CAN is a high-value/premium product	♦ Leverages CF's existing distribution network to reduce product-miles shipped and logistics costs ♦ Reduces SG&A costs per ton and lowers capital costs due to pooling of critical spare parts	♦ Expansion into methanol business with similar economic fundamentals and manufacturing process ♦ Beaumont formerly owned and operated by Terra ♦ Completed significant debottleneck in early 2015	♦ Contract-based distribution business ♦ In-house freight capability ♦ Facilitates global product flows for CF's combined portfolio	♦ Participate in world scale greenfield project ♦ Call option for remaining 55% of Natgasoline equity interest

14
CFIndustries

Dutch 60 Day Creditor Notice Period OCI Process Update 15 Available on the SEC's website at www.sec.gov under the company name “CF B.V.” New holding company to be domiciled in the Netherlands. Oct 2015 Nov 2015 Month 1 Month 2 Month 3 Month 4 11/6/2015 S-4 Filed(1) S-4 Effective Date CF / OCI Shareholder Meetings Transaction Close 11/2/2015 HSR Waiting Period Expiration Dec 2015 Milestones to date Expected Future Milestones Aug 2015 Transaction Announced Shareholder Notice Period Transaction remains subject to approval by the shareholders of CF and OCI, as well as the receipt of certain regulatory approvals and other closing conditions. Targeting mid-2016 close 10/30/2015 European Commission Notified 12/23/2015 Amended Registration Statement Filed(2)

Since 2012, At Least 24 New North American Ammonia Plants Have Been Announced

(Capacity in thousand tons per annum)

Announce Date	Company	Location	Gross Ammonia Capacity	Nutrient Capacity	Product Focus	Expansion Type	Status
Feb-12	Yara	Belle Plaine, SK	800	656	Fertilizer	Brownfield	Canceled/Delayed
May-12	Dyno Nobel	Waggaman, LA	880	722	Industrial Ammonia	Brownfield	Proceeding
Jun-12	Agrium	TBD	800	656	Fertilizer	Greenfield	Canceled/Delayed
Jul-12	KIT/IFFCO	Becancour, QB	800	656	Fertilizer	Brownfield	Canceled/Delayed
Sep-12	CHS	Spiritwood, ND	840	689	Fertilizer	Greenfield	Canceled/Delayed
Sep-12	OCI	Wever, IA	850	697	Fertilizer	Greenfield	Proceeding
Sep-12	Magnida	American Falls, ID	800	656	Fertilizer	Greenfield	No Construction
Sep-12	Ohio Valley Resources	Rockport, IN	800	656	Fertilizer	Greenfield	No Construction
Oct-12	FNA Fertilizer	Belle Plaine, SK	800	656	Fertilizer	Greenfield	No Construction
Nov-12	Agrifos/Borealis	Texas Gulf	800	656	Industrial Ammonia	Brownfield	No Construction
Nov-12	CF Industries	Donaldsonville, LA	1,274	1,045	Fertilizer	Brownfield	Proceeding
Nov-12	CF Industries	Port Neal IA	849	696	Fertilizer	Brownfield	Proceeding
Dec-12	Midwest Fertilizer	Mount Vernon, IN	800	656	Fertilizer	Greenfield	No Construction
Mar-13	Cronus Chemicals	Tuscola, IL	800	656	Fertilizer	Greenfield	No Construction
Mar-13	J.R. Simplot	Rock Spring, WY	210	172	Industrial Ammonia	Greenfield	Proceeding
May-13	N. Plains Nitrogen	Grand Forks, ND	800	656	Fertilizer	Greenfield	No Construction
Jul-13	Eurochem	Louisiana	800	656	Fertilizer	Greenfield	No Construction
Aug-13	LSB	El Dorado, AR	375	308	Industrial Ammonia	Brownfield	Proceeding
Sep-13	Invista (Koch)	Victoria, TX	400	328	Industrial Ammonia	Brownfield	Canceled/Delayed
Oct-13	Agrium	Kenai, AK	700	574	Fertilizer	Plant Restart	No Construction
Oct-13	Yara/BASF	Freeport, TX	750	615	Industrial Ammonia	Brownfield	Proceeding
May-14	Agrigen	St. Charles, LA	800	656	Fertilizer	Greenfield	No Construction
Jul-15	Investimus Foris	Pollock, LA	500	410	Industrial Ammonia	Brownfield	No Construction
Oct-15	Pallas	Pasadena, TX	180	148	Industrial Ammonia	Greenfield	No Construction
	Total		~17.4MM tons	~14.3MM tons			

Source: CF Industries and Industry Publications

16

CFIndustries

17 However, To Date, Only 3 New Nitrogen Fertilizer Plants Have Proceeded to Construction 1 Includes proposed new plants designed to produce at least 75K ammonia tons per year Source: CF, Industry Publications, STATSCAN, USDOC 24 Projects Announced (14.3M N Tons)1 ‘000 Nutrient Tons/Year 5 Projects 12 Projects 4 Projects 3 Projects 2 Others LSB, AR Imports 2015 11.8M N Tons 7.6M Nutrient tons of imports is the equivalent of 9 world-scale nitrogen plants Simplot, WY 2015 Imports (Actual) 0 4,000 8,000 12,000 16,000 Announced Projects Cancelled/ Delayed CHS ND Yara Canada IFFCO Canada Agrium Midwest No Construction Northern Plains ND Ohio Valley IN Magnida ID FNA Canada Agrifos/Borealis TX MFC IN Cronus IL Eurochem LA Agrigen LA Agrium AK Industrial Ammonia Plants Dyno Nobel LA Nitrogen Fertilizer Plants CF IA CF LA OCI IA 2015 Projected Imports Possible Import Reduction Remaining Import Demand Koch/Invista TX BASF/Yara TX

Donaldsonville is uniquely positioned to serve global market Situated outside New Orleans Connected to 5 gas supply pipelines Has 6 ammonia plants and 8 upgrade units, allowing it to keep operating at full upgrade capacity even with an ammonia plant down Ongoing 600,000-800,000 stpa ammonia contract with Mosaic 5 docks on the Mississippi River Product shipped via all modes: Deepwater vessel Barge Unit Train Pipeline Truck 18 Source: CF, Industry Publications World’s Largest N Facilities (Million Gross Ammonia Tons) Full UAN Full Urea UAN: 4.2 Urea: 2.2 NH3: 1.3 DEF/Other 2017 D’ville Potential Output (Million Product Tons) with resilient production and flexible output and outstanding logistical access Donaldsonville will be the largest nitrogen facility in the world UAN: 1.8 Urea: 3.2 NH3: 1.7 DEF/Other 0.0 1.0 2.0 3.0 4.0 SAFCO PCS Trinidad JSC Togliattiazot QAFCO CF Donaldsonville 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0

19 Donaldsonville Export Capacity Roughly 80% of Total New North American Construction (1) Includes proposed new plants designed to produce at least 75K ammonia tons per year Source: CF, Industry Publications, STATSCAN, USDOC 24 Projects Announced (14.3M N Tons)(1) ‘000 Nutrient Tons/Year 5 Projects 12 Projects 4 Projects 3 Projects 2 Others LSB, AR Imports 2015 11.8M N Tons 10.5M N Tons Simplot, WY Conceptual Scenario: International demand 100% of D’ville output 7.6M Nutrient tons of imports is the equivalent of 9 world-scale nitrogen plants 2015 Imports (Actual) 0 4,000 8,000 12,000 16,000 Announced Projects Cancelled/ Delayed CHS ND Yara Canada IFFCO Canada Agrium Midwest No Construction Northern Plains ND Ohio Valley IN Magnida ID FNA Canada Agrifos/Borealis TX MFC IN Cronus IL Eurochem LA Agrigen LA Agrium AK Industrial Ammonia Plants Dyno Nobel LA Nitrogen Fertilizer Plants CF IA CF LA OCI IA 2015 Projected Imports Possible Import Reduction Remaining Import Demand Full D'ville Exports Remaining Import Demand Imports to Replace 100% Dville Koch/Invista TX BASF/Yara TX

20

Financial Highlights

CF Industries

In millions, except percentages, per MMBtu and EPS		2015 Q4		2014 Q4		2015 YTD		2014 YTD
Net sales	$	1,115.8	$	1,216.5	$	4,308.3	$	4,743.2
Gross margin	$	280.4	$	444.3	$	1,547.1	$	1,778.5
- As percent of sales		25.1%		36.5%		35.9%		37.5%
EBITDA(1)	$	254.4	$	501.3	$	1,666.3	$	2,712.3
Adjusted EBITDA(1)		450.7		568.2		1,982.7		2,123.9
Net earnings attributable to common stockholders		26.5		238.3		699.9		1,390.3
Adjusted net earnings attributable to common stockholders (2)		180.1		280.6		915.7		1,029.4
Net earnings per diluted share		0.11		0.96		2.96		5.42
Adjusted net earnings per diluted share(3)		0.76		1.12		3.88		4.02
Diluted average shares outstanding		233.8		247.3		236.1		256.7
Cost of natural gas:								
Purchased natural gas cost (per MMBtu)(4)	$	2.66	$	3.99	$	2.81	$	4.49
Realized derivatives loss (gain)(per MMBtu)(5)	$	0.41	$	0.08	$	0.26	$	(0.24)
Cost of natural gas (per MMBtu)	$	3.07	$	4.07	$	3.07	$	4.25

(1) See slide 22 for reconciliation of EBITDA and Adjusted EBITDA.
(2) See slide 23 for reconciliation of adjusted net earnings and adjusted net earnings per diluted share
(3) As of December 31, 2015, the company had 233 million shares outstanding. On June 17, 2015, CF Industries common stock split 5-for-1. All share and per-share data have been adjusted to reflect the stock split.
(4) Includes the cost of natural gas purchased during the period for use in production.
(5) Includes realized (gains) and losses on natural gas derivatives settled during the period. Excludes unrealized mark-to-market (gains) and losses on natural gas derivatives.

21

Non-GAAP: Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

CFIndustries

	Three months ended December 31, 2015	Three months ended December 31, 2014	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014
	(in millions)			
Net earnings attributable to common stockholders	$ 26.5	$ 238.3	$ 699.9	$ 1,390.3
Interest expense (income) – net	39.6	40.9	131.6	177.3
Income taxes(1)	62.3	132.1	384.9	773.0
Depreciation and amortization	131.6	94.0	479.6	392.5
Less: Other adjustments(2)	(5.6)	(4.0)	(29.7)	(20.8)
EBITDA(2)	$ 254.4	$ 501.3	$ 1,666.3	$ 2,712.3
Memo: Selected items included above				
Unrealized mark-to-market losses on natural gas derivatives	$ 97.5	$ 40.4	$ 176.3	$ 79.5
Losses on foreign currency derivatives	2.7	11.0	21.6	38.4
Expenses related to capacity expansion projects	14.7	8.8	51.3	30.7
Loss on sale of equity method investments	—	—	42.8	—
Lump-sum pension settlement charges	—	9.7	—	13.1
Transaction costs	19.5	—	56.9	—
Gain on remeasurement of CF Fertilisers UK investment	—	—	(94.4)	—
Impairment of equity method investment in PLNL	61.9	—	61.9	—
Gain on sale of phosphate business	—	(3.0)	—	(750.1)
Total	$ 196.3	$ 66.9	$ 316.4	$ (588.4)
Adjusted EBITDA(2)	$ 450.7	$ 568.2	$ 1,982.7	$ 2,123.9

(1) For the twelve months ended December 31, 2015, income taxes includes a tax benefit of $10.9 million on the loss on sale of a non-operating equity method investment, which is included in equity in earnings of non-operating affiliates—net of taxes on our consolidated statement of operations.

(2) EBITDA is defined as net earnings attributable to common stockholders plus interest expense (income)-net, income taxes, and depreciation and amortization. Other adjustments include the elimination of loan fee amortization that is included in both interest and amortization, and the portion of depreciation that is included in non-controlling interest. We have presented EBITDA because management uses the measure to track performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We have presented adjusted EBITDA because management uses adjusted EBITDA as a supplemental financial measure in the comparison of year-over-year performance.

22

Non-GAAP: Reconciliation of Net Earnings and Diluted Net Earnings Per Share to Adjusted Net Earnings and Adjusted Net Earnings Per Share

CFIndustries

	Three months ended December 31,				Twelve months ended December 31,			
	2015	*After-tax EPS Impact*	2014	*After-tax EPS Impact*	2015	*After-tax EPS Impact*	2014	*After-tax EPS Impact*
	(in millions, except per share data)							
Net earnings/net earnings per diluted share attributable to common stockholders	$ 26.5	*$0.11*	$ 238.3	*$0.96*	$ 699.9	*$2.96*	$ 1,390.3	*$5.42*
Memo: Selected items included above								
Unrealized mark-to-market losses on natural gas derivatives, net of tax(1)	61.3	*0.26*	25.5	*0.10*	110.9	*0.47*	50.1	*0.19*
Losses on foreign currency derivatives, net of tax(1)	1.7	*0.01*	6.9	*0.03*	13.6	*0.06*	24.2	*0.10*
Expenses related to capacity expansion projects, net of tax(1)	9.2	*0.04*	5.6	*0.02*	32.3	*0.14*	19.4	*0.08*
Financing costs related to bridge loan commitment fee, net of tax(1)	—	—	—	—	3.7	*0.02*	—	—
Loss on sale of equity method investments, net of tax(3)	—	—	—	—	30.9	*0.13*	—	—
Lump-sum pension settlement charges, net of tax(1)	—	—	6.1	*0.02*	—	—	8.2	*0.03*
Transaction costs(2)	19.5	*0.08*	—	—	56.9	*0.24*	—	—
Gain on remeasurement of CF Fertilisers UK investment(2)	—	—	—	—	(94.4)	*(0.40)*	—	—
Impairment of equity method investment in PLNL(2)	61.9	*0.26*	—	—	61.9	*0.26*	—	—
Gain on sale of phosphate business, net of tax(4)	—	—	(1.8)	*(0.01)*	—	—	(462.8)	*(1.80)*
Total	153.6	*0.65*	42.3	*0.16*	215.8	*0.92*	(360.9)	*(1.40)*
Adjusted net earnings/ adjusted net earnings per diluted share(5)	$ 180.1	*$0.76*	$ 280.6	*$1.12*	$ 915.7	*$3.88*	$ 1,029.4	*$4.02*

Please see following page for corresponding footnotes

23

Non-GAAP: Reconciliation of Net Earnings and Diluted Net Earnings Per Share to Adjusted Net Earnings and Adjusted Net Earnings Per Share- (continued) 24 For the three months ended December 31, 2015 and 2014, and the twelve months ended December 31, 2015 and 2014, loss on mark-to-market—natural gas derivatives is presented net of tax of $36.2 million, $14.9 million, $65.4 million and $29.4 million, respectively; expansion project expenses are presented net of tax of $5.5 million, $3.2 million, $19.0 million and $11.3 million, respectively; and loss on foreign currency derivatives is presented net of tax of $1.0 million, $4.1 million, $8.0 million and $14.2 million, respectively. For the twelve months ended December 31, 2015, financing costs related to bridge loan commitment fee is presented net of tax of $2.2 million. For the three and twelve months ended December 31, 2014, pension settlement charge is presented net of tax of $3.6 million and $4.9 million, respectively. For each of these tax effects, the rate used for the three and twelve months ended December 31, 2015 was 37.1%, and the rate used for the three and twelve months ended December 31, 2014 was 37.0%, which represented the company's statutory tax rates for each respective period. Adjustments for the impairment of equity method investment in PLNL and transactions costs have no tax effect because these items are not tax deductible. The gain on re-measurement of CF Fertilisers UK investment has no tax effect because the income is not taxable. Loss on sale of equity method investments is presented net of tax of $11.9 million for the twelve months ended December 31, 2015, using a blended tax rate of 27.9%, which represents the statutory tax rate of 37.1% offset by the impact of permanent book/tax differences. Gain on sale of phosphate business is presented net of a tax benefit of $1.2 million and $287.3 million for the three and twelve months ended December 31, 2014, using a tax rate of 38.3%, which represents the U.S. federal tax rate of 35.0% and the blended state tax rate of 3.3%, net of federal benefit that was applicable to the gains reported in the company's consolidated statement of operations. We have presented adjusted net earnings and adjusted net earnings per diluted share because management uses these measures as supplemental financial measures in the comparison of year-over-year performance.